U.S. SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549

                                   FORM 10-SB


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                                 RCA Trading Co.
                                 ---------------
                 (Name of Small Business Issuer in its Charter)



              Florida                                     13-4025362
         --------------------                           -------------
   (State or other jurisdiction of                      (IRS Employer
    incorporation or organization)                   Identification No.)


                   551 5th Ave, Suite 1120, New York, NY 10176
             ------------------------------------------------------
               (Address of principal executive offices) (zip code)


                    Issuer's telephone number (212) 972-8570
                                 ---------------

           Securities to be registered under Section 12(b) of the Act:

      Title of each class                    Name of each exchange on which
      to be so registered                    each class is to be registered
      -------------------                    ------------------------------
            None                                           N/A


           Securities to be registered under Section 12(g) of the Act:

                          Common Stock, $.001 par value
                    -----------------------------------------
                                (Title of class)

                                 RCA Trading Co.

                                   Form 10-SB

Table of Contents                                                           Page
                                     Part I

Item 1.  Description of Business ..............................................3

Item 2.  Management's Discussion and Analysis or Plan of Operations ..........14

Item 3.  Description of Property .............................................16

Item 4.  Security Ownership of Certain Beneficial Owners and Management ......16

Item 5.  Directors, Executive Officers, Promoters, and Control Persons .......16

Item 6.Executive Compensation ................................................18

Item 7.Certain relationships and Certain Transactions ........................18

Item 8.Description of Securities .............................................19

                                     Part II

Item 1.  Market Price and Dividends on the Registrant's Common ...............20
          Equity and other Shareholder Matters

Item 2.  Legal Proceedings ...................................................20

Item 3.  Changes in and Disagreements with Accountants .......................20

Item 4.  Recent Sales of Unregistered Securities .............................20

Item 5.  Indemnification of Directors and Officers ...........................20


                                    Part F/S

Exhibit 1 Financial Statements

                                    Part III

Index to exhibits and description of exhibits ................................20

Signature Page ...............................................................21

Forward Looking Statement

         This registration statement contains certain forward-looking statements and information relating to RCA Trading Co. that are based on the beliefs of its management as well as assumptions made by and information currently available to its management. When used in this report, the words "anticipate", "believe", "expect", "intend", "plan" and similar expressions, as they relate to RCA Trading Co. to its management, are intend to identify forward looking statements. These statements reflect managements current view of RCA Trading, Co. concerning future events and are subject to certain risks, uncertainties and assumptions, including among many others: a general economic dowturn; a dowturn in the securities market; a general lack og interest for any reason in going public by means of transactions involvong public blank check companies, Securities and Exchange Commission regulations which affect trading in the securities of "penny stocks", and other risks and uncertanties.

         Should any of these risks or uncertainties materialize, or should underlying assumptions prove correct, actual results may vary form those described in this record as anticipated, estimated or expected. Readers should realize that RCA Trading Co. is in the development stage, with only very limited assets, and that for RCA Trading to succeed requires that it either originate successful business (for which ti lacks the funds) or acquire a successful business. RCA Tradings realization of its business aims as stated herein will depend in the near future principally on the successful completion of an acquisition of a business, as discussed below.

Item 1.  Description of Business.

         RCA Trading Co. (the "Company") was incorporated under the laws of the state of Florida on May 6, 1996. The Company was formed as a blind pool or blank check Company for the purpose of seeking to complete a merger or business acquisition transaction.

         The Company has generally been inactive since inception. Its only activities have been organizational ones, directed at developing its business plan, conducting a limited search for business opportunities, and previous efforts directed at completing a voluntary registration pursuant to Section 12
(g) of the Securities Exchange Act of 1934. The Company has not commenced commercial operations. The Company has no full-time employees and owns no real estate or personal property.

         The Company has elected to initiate the process of voluntarily becoming a reporting Company under the Securities Exchange Act of 1934 by filing this Form 10-SB registration statement. Following the effective date of this registration statement, the Company intends to comply with the periodical reporting requirements of the Securities Exchange Act of 1934 and to seek to complete a business acquisition transaction.

         The Company is a "blind pool" or "blank check" Company, whose business plan is to seek, investigate and if warranted, acquire one or more properties or businesses, and to pursue other related activities intended to enhance shareholder value. The acquisition of a business opportunity may be made by purchaser, merger, exchange of stock, or otherwise, and may encompass assets or a business entity, such as a corporation, joint venture, or partnership. The Company has very limited capital, and it is unlikely that the Company will be able to take advantage of more than one such business opportunity. The Company intends to seek opportunities demonstrating the potential of long-term growth as opposed to short-term earnings. However, at the present time, the Company has not identified any business opportunity that it plans to pursue, nor has the Company reached any agreement or definitive understanding with any person concerning an acquisition.

         Alternatively, the Company may be referred to as a "shell corporation" and once trading on the Nasd Bulletin Board, a "trading and reporting shell corporation." Shell corporations have zero or nominal assets and typically no stated or contingent liabilities. Private companies wishing to become publicly trading may wish to merge with a shell (a "reverse merger") whereby the shareholders of the private Company become the majority of the shareholders of the combined Company. The private Company may purchase for cash all or a portion of the common share of the shell corporation from its major stockholders. Typically, the Board and officers of the private Company become the new Board and officers of the combined Company and often the name of the private Company becomes the name of the combined Company.

         Prior to the effective date of this registration statement, it is anticipated that the Company's officers and directors will contact broker-dealers and other persons with whom they are acquainted who are involved with corporate finance matters to advise them of the Company's existence and to determine if any companies or businesses that they represent have a general interest in considering a merger or acquisition with a blind pool or blank check or shell entity. No direct discussions regarding the possibility of merger are expected to occur until after the effective date of this registration statement. No assurance can be given that the Company will be successful in finding or acquiring a desirable business opportunity, given the limited funds that are expected to be available for acquisitions. Furthermore, no assurance can be given that any acquisition, which does occur, will be on terms that are favorable to the Company or its current stockholders.

         The Company's search will be directed toward small and medium-sized enterprises, which have a desire to become public corporations and which are able to satisfy, or anticipate and which are able to satisfy or anticipate in the reasonable near future, the minimum tangible asset requirement in order to qualify shares for trading on NASDAQ or on an exchange such as the American Stock Exchange. (See "Investigation and Selection of Business Opportunities"). The Company anticipates that the business opportunities presented to it will (i) either be in the process of formation, or be recently organized with limited operating history or a history of losses attributable to under-capitalization or other factors; (ii) be experiencing financial or operating difficulties; (iii) be in need of funds to develop new products or services or to expand into a new market, or have plans for rapid expansion through acquisition of competing businesses; (iv) or other similar characteristics. The Company intends to concentrate its acquisition efforts on properties or businesses that it believes to be undervalued or that it believes may realize a substantial benefit from being publicly owned. Given the above factors, investors should expect that any acquisition candidate may have little or no operating history, or a history of losses or low profitability.

         The Company does not propose to restrict its search for investment opportunities to any particular geographical area or industry, and may, therefore, engage in essentially any business, to the extent of its limited resources. This includes industries such as service, finance, natural resources, manufacturing, high technology, product development, medical, communications and others. The Company's discretion in the selection of business opportunities is unrestricted, subject to the availability of such opportunities, economic conditions, and other factors.

         As a consequence of this registration of its securities, any entity, which has an interest in being acquired by, or merging into the Company, is expected to be an entity that desires to become a public Company and establish a public trading market for its securities. In connection with such a merger or acquisition, it is highly likely that an amount of stock constituting control of the Company would either be issued by the Company or be purchased from the current principal stockholders of the Company by the acquiring entity or its affiliates. If stock is purchased from the current principal stockholders, the transaction is very likely to be a private transaction rather than a public distribution of securities, but is also likely to result in substantial gains to the current principal stockholders relative to their purchase price for such stock. In the Company's judgment, none of the officers and directors would thereby become an "underwriter" within the meaning of the Section 2(11) of the Securities Act of 1933, as amended as long as the transaction is a private transaction rather than a public distribution of securities. The sale of a controlling interest by certain principal shareholders of the Company could occur at a time when minority stockholders are unable to sell their shares because of the lack of a public market for such shares.

         Depending upon the nature of the transaction, the current officers and directors of the Company may resign their management and board positions with the Company in connection with a change of control or acquisition of a business opportunity (See"Form of Acquisition," below, and "Risk Factors - The Company's
- Lack of Continuity and Management"). In the event of such a resignation, the Company's current management would thereafter have no control over the conduct of the Company's business.

         It is anticipated that business opportunities will come to the Company's attention from various sources, including its officers and directors, its other stockholders, professional advisors such as attorneys and accountants, securities broker-dealers, venture capitalists, members of the financial community, and others who may present unsolicited proposals. The Company has no plan, understandings, agreements, or commitments with any individual for such person to act as a finder of opportunities for the Company.

         The Company does not foresee that it will enter into a merger or acquisition transaction with any business with which its officers or directors are currently affiliated. Should the Company determine in the future, contrary to the forgoing expectations, that a transaction with an affiliate would be in the best interests of the Company and its stockholders, the Company is in general permitted by Florida law to enter into such a transaction if:

(1) The material facts as to the relationship or interest of the affiliate and as to the contract or transaction are disclosed or are known to the Board of Directors, and the Board in good faith authorizes, approves or ratifies the contract or transaction by the affirmative vote of a majority of the disinterested directors, even though the disinterested directors constitute less than a quorum; or

(2) The material facts as to the relationship or interest of the affiliate and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically authorized, approved or ratified in good faith by vote of the stockholders; or

(3) The contract or transaction is fair as to the Company as of the time it is authorized, approved or ratified, by the Board of Directors or the stockholders.


Investigation and Selection of Business Opportunities

         To a large extent, a decision to participate in a specific business opportunity may be made upon management's analysis of the quality of the other Company's management and personnel, the anticipated acceptability of new products or marketing concepts, the merit of technological changes, the perceived benefit the business opportunity will derive from becoming a publicly held entity, and numerous other factors which are difficult, if not impossible, to analyze through the application of any objective criteria. In many instances, it is anticipated that the historical operations of a specific business opportunity may not necessarily be indicative of the potential for the future because of a variety of factors, including, but not limited to, the possible need to expand substantially, shift marketing approaches, change product emphasis, change or substantially augment management, raise capital and the like.

         It is anticipated that the Company will not be able to diversify, but will essentially be limited to the acquisition of one business opportunity because of the Company's limited financing. This lack of diversification will not permit the Company to offset potential losses from one business opportunity against profits from another, and should be considered an adverse factor affecting any decision to purchase the Company's securities.

         Certain types of business combination or business acquisition transactions may be completed without any requirement that the Company first submit the transaction to the stockholders for their approval. In the event the proposed transaction is structured in such a fashion that stockholder approval is not required, holders of the Company's securities (other than principal stockholders holding a controlling interest) should not anticipate that they will be consulted or that they will be provided with financial statements or any other documentation prior to the completion of the transaction. Other types of transactions require prior approval of the stockholders.

         In the event a proposed business combination or business acquisition transaction is structured in such a fashion that prior stockholder approval is necessary, the Company will be required to prepare a Proxy or Information
Statement describing the proposed transaction, file it with the Securities and Exchange Commission for review and approval, and mail a copy of it to all Company stockholders prior to holding a stockholders meeting for purposes of voting on the proposal. Minority shareholders who do not vote in favor of a proposed transaction will then have the right, in the event the transaction is approved by the required number of stockholders, to exercise statutory dissenters rights and elect to be paid the fair value of their shares.

         The analysis of business opportunities will be undertaken by or under the supervision of the Company's officers and directors, none of whom are professional business analysts (See "Management"). Although there are no current plans to do so, Company management might hire an outside consultant to assist in the investigation and selection of business opportunities, and might pay a finder's fee. Since Company management has no current plans to use any outside consultants or advisors to assist in the investigation and selection of business opportunities, no policies have been adopted regarding use of such consultants or advisors, the criteria to be used in selecting such consultants or advisors, the services to be provided, the term of service, or the total amount of fees that may be paid. However, because of the limited resources of the Company, it is likely that any such fee the Company agrees to pay would be paid in stock and not in cash.

         Otherwise, in analyzing potential business opportunities, Company management anticipates that it will consider, among other things, the following factors:

(1) Potential for growth and profitability, indicated by new technology, anticipated market expansion, or new products;

(2) The Company's perception of how any particular business opportunity will be received by the investment community and by the Company's stockholders;

(3) Whether, following the business combination, the financial condition of the business opportunity would be, or would have a significant prospect in the foreseeable future of becoming, sufficient to enable the securities of the Company to qualify for listing on an exchange or on a national automated securities quotation system, such as NASDAQ, so as to permit the trading of such securities to be exempt from the requirements of Rule 15c2-6 adopted by the Securities and Exchange Commission (See "Risk Factors - The Company
     - Regulations of Penny Stocks").

(4) Capital requirements and anticipated availability of required funds, to be provided by the Company or from operations, through the sale of additional securities, through joint ventures or similar arrangements, or from other sources;

(5)  The extent to which the business opportunity can be advanced;

(6) Competitive position as compared to other companies of similar size and experience within the industry segment as well as within the industry as a whole;

(7) Strength and diversity of existing management, or management prospects that are scheduled for recruitment;

(8) The cost of participation by the Company as compared to the perceived tangible and intangible values and potential; and

(9)  The  accessibility  of  required  management  expertise,   personnel,   raw
     materials, services, professional assistance, and other required items.

     In regard to the possibility that the shares of the Company would qualify for listing on NASDAQ, the current standards for initial listing include, among other requirements, that the Company (1) have net tangible assets of at least $4.0 million, or a market capitalization of $50.0 million, or net income of not less that $0.75 million in its latest fiscal year or in two of the last three fiscal years; (2) have a public float (i.e., shares that are not held by any officer, director or 10% stockholder) of at least 1.0 million shares; (3) have a minimum bid price of at least $4.00; (4) have at least 300 round lot stockholders (i.e., stockholders who own not less than 100 shares); and (5) have an operating history of at least one year or have a market capitalization of at least $50.0 million. Many, and perhaps most, of the business opportunities that might be potential candidates for a combination with the Company would not satisfy the NASDAQ listing criteria.

     No one of the factors described above will be controlling in the selection of a business opportunity, and management will attempt to analyze all factors appropriate to each opportunity and make a determination based upon reasonable investigative measures and available data. Potentially available business opportunities may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex. Potential investors must recognize that, because of the Company's limited capital available for investigation and management's limited experience in business analysis, the Company may not discover or adequately evaluate adverse facts about the opportunity to be acquired.

     The Company is unable to predict when it may participate in a business opportunity. It expects, however, that the analysis of specific proposals and the selection of a business opportunity may take several months or more.

     Prior to making a decision to participate in a business opportunity, the Company will generally request that it be provided with written materials regarding the business opportunity containing as much relevant information as possible. Including, but not limited to, such items as a description of products, services and Company history; management resumes; financial information; available projections, with related assumptions upon which they are based; an explanation of proprietary products and services; evidence of existing patents, trademarks, or service marks, or rights thereto; present and proposed forms of compensation to management; a description of transactions between such Company and its affiliates during the relevant periods; a description of present and required facilities;, an analysis of risks and competitive conditions; a financial plan of operation and estimated capital requirements; audited financial statements, or if they are not available, unaudited financial statements, together with reasonable assurance that audited financial statements would be able to be produced within a reasonable period of time not to exceed 60 days following completion of a merger or acquisition transaction; and the like.

     As part of the Company's investigation, the Company's executive officers and directors may meet personally with management and key personnel, may visit and inspect material facilities, obtain independent analysis or verification of certain information provided, check references of management and key personnel, and take other reasonable investigative measures, to the extent of the Company's limited financial resources and management expertise.

     It is possible that the range of business opportunities that might be available for consideration by the Company could be limited by the impact of Securities and Exchange Commission regulations regarding purchase and sale of "penny stocks." The regulations would affect, and possibly impair, any market that might develop in the Company's securities until such time as they qualify for listing on NASDAQ or on an exchange which would make them exempt from applicability of the "penny stock" regulations. See "Risk Factors - Regulation of Penny Stocks."

     Company management believes that various types of potential merger or acquisition candidates might find a business combination with the Company to be attractive. These include acquisition candidates desiring to create a public market for their shares in order to enhance liquidity for current stockholders, acquisition candidates which have long-term plans for raising capital through public sale of securities and believe that the possible prior existence of a public market for their securities would be beneficial, and acquisition candidates which plan to acquire additional assets through issuance of securities rather than for cash, and believe that the possibility of development of a public market for their securities will be of assistance in that process. Acquisition candidates, which have a need for an immediate cash infusion are not likely to find a potential business combination with the Company to be an attractive alternative.

Form of Acquisition

     It is impossible to predict the manner in which the Company may participate in a business opportunity. Specific business opportunities will be reviewed as well as the respective needs and desires of the Company and the promoters of the opportunity and, upon the basis of the review and the relative negotiating strength of the Company and such promoters, the legal structure or method deemed by management to be suitable will be selected. Such structure may include, but is not limited to leases, purchase and sale agreements, licenses, joint ventures and other contractual arrangements. The Company may act directly or indirectly through an interest in a partnership, corporation or other form of organization. Implementing such structure may require the merger, consolidation or reorganization of the Company with other corporations or forms of business organization. In addition, the present management and stockholders of the Company most likely will not have control of a majority of the voting stock of the Company following a merger or reorganization transaction. As part of such a transaction, the Company's existing directors may resign and new directors may be appointed without any vote by stockholders.

     It is likely that the Company will acquire its participation in a business opportunity through the issuance of Common Stock or other securities of the Company. Although the terms of any such transaction cannot be predicted, it should be noted that in certain circumstances the criteria for determining whether or not an acquisition is a so-called "tax free" reorganization under the Internal Revenue Code of 1986 as amended, depends upon the issuance to the stockholders of the acquired Company of a controlling interest (i.e., 80% or more) of the common stock of the combined entities immediately following the reorganization. If a transaction were structured to take advantage of these provisions rather than other "tax free" provisions provided under the Internal Revenue Code, the Company's current stockholders would retain in the aggregate 20% or less of the total issued and outstanding shares. This could result in substantial additional dilution in the equity of those who were stockholders of the Company prior to such reorganization. Any such issuance of additional shares might also be done simultaneously with a sale or transfer of shares representing a controlling interest in the Company by the current officers, directors and principal stockholders. See "Description of Business - General."

     It is anticipated that any new securities issued in any reorganization would be issued in reliance upon one or more exemptions from registration under applicable federal and state securities laws to the extent that such exemptions are available. In some circumstances, however, as a negotiated element of the transaction, the Company may agree to register such securities either at the time the transaction is consummated, or under certain conditions at specified times thereafter. The issuance of substantial additional securities and their potential sale into any trading market that might develop in the Company's securities may have a depressive effect upon such market.

     The Company will participate in a business opportunity only after the negotiation and execution of a written agreement. Although the terms of such agreement cannot be predicted, generally such an agreement would require specific representations and warranties by all of the parties thereto, specify certain events of default, detail the terms of closing and the conditions which must be satisfied by each of the parties thereto prior to such closing, outline the manner of bearing costs if the transaction is not closed, set forth remedies upon default, and include miscellaneous other terms.

     As a general matter, the Company anticipates that it, and/or its principal stockholders will enter into a letter of intent with the management, principals or owners of a prospective business opportunity prior to signing a binding agreement. Such a letter of intent will set forth the terms of the proposed acquisition but will not bind any of the parties to consummate the transaction. Execution of a letter of intent will by no means indicate that consummation of an acquisition is probable. Neither the Company nor any of the other parties to the letter of intent will be bound to consummate the acquisition unless and until a definitive agreement is executed. Even after a definitive agreement is executed, it is possible that the acquisition would not be consummated should any party elect to exercise any right provided in the agreement to terminate it on specific grounds.

     It is anticipated that the investigation of specific business opportunities and the negotiation, drafting and execution of relevant agreements, disclosure documents and other instruments will require substantial management time and attention and substantial costs for accountants, attorneys and others. If a decision is made not to participate in a specific business opportunity, the costs incurred in the related investigation would not be recoverable. Moreover, because many providers of goods and services require compensation at the time or soon after the goods and services are provided, the inability of the Company to pay until an indeterminate future time may make it impossible to procure goods and services.

Investment Company Act and Other Regulation

     The Company may participate in a business opportunity by purchasing, trading or selling the securities of such business. The Company does not, however, intend to engage primarily in such activities. Specifically, the Company intends to conduct its activities so as to avoid being classified as an "investment Company" under the Investment Company Act of 1940 (the "Investment Act"), and therefore to avoid application of the costly and restrictive registration and other provisions of the Investment Act, and the regulations promulgated thereunder.

     The Company's plan of business may involve changes in its capital structure, management, control and business, especially if it consummates the reorganization as discussed above. Each of these areas is regulated by the Investment Act, in order to protect purchasers of investment Company securities. Since the Company will not register as an investment Company, stockholders will not be afforded these protections.

Competition

     The Company expects to encounter substantial competition in its efforts to locate attractive business combination opportunities. The competition may in part come from business development companies, venture capital partnerships and corporations, small investment companies, brokerage firms, and the like. Some of these types of organizations are likely to be in a better position than the Company to obtain access to attractive business acquisition candidates either because they have greater experience, resources and managerial capabilities than the Company, because they are able to offer immediate access to limited amounts of cash, or for a variety of other reasons. The Company also will experience competition from other public "blind pool" companies, some of which may also have funds available for use by an acquisition candidate.

Administrative Offices

     The Company currently maintains a mailing address at 551 5th Ave, Suite 1120, New York, NY 10176. The Company's telephone number there is (212) 688-4668. Other than this mailing address, the Company does not currently maintain any other office facilities, and does not anticipate the need for maintaining office facilities at any time in the foreseeable future. The Company pays no rent or other fees for the use of the mailing address.

Employees

     The Company is in the development stage and currently has no employees. Management of the Company expects to use consultants, attorneys and accountants as necessary, and does not anticipate a need to engage any full-time employees so long as it is seeking and evaluating business opportunities. The need for employees and their availability will be addressed in connection with the decision whether or not to acquire or participate in specific business opportunities.

Risk Factors

A. Conflicts of Interest. Certain conflicts of interest exist between the Company and its officers and directors. They have other business interests to which they currently devote attention, and are expected to continue to do so. As a result, conflicts of interest may arise that can be resolved only through their exercise of judgement in a manner which is consistent with their fiduciary duties to the Company. See "Management," and "Conflicts of Interest."

     It is anticipated that the Company's principal shareholders may actively negotiate or otherwise consent to the purchase of a portion of their common stock as a condition to, or in connection with, a proposed merger or acquisition transaction. In this process, the Company's principal shareholders may consider their own personal pecuniary benefit rather than the best interest of other Company shareholders. Depending upon the nature of a proposed transaction, Company shareholders other than the principal shareholders may not be afforded the opportunity to approve or consent to a particular transaction. See "Conflicts of Interest."

B. Possible Need for Additional Financing. The Company has very limited funds, and such funds, may not be adequate to take advantage of any available business opportunities. Even if the Company's currently available funds prove to be sufficient to pay for its operations until it is able to acquire an interest in, or complete a transaction with, a business opportunity, such funds will clearly not be sufficient to enable it to exploit the opportunity. Thus, the ultimate success of the Company will depend, in part, upon it availability to raise additional capital. In the event that the Company requires modest amounts of additional capital to funds its operations until it is able to complete a business acquisition or transaction, such funds, are expected to be provided by the principal shareholders. However, the Company has not investigated the availability, source, or terms that might govern the acquisition of the additional capital which is expected to be required in order to exploit a business opportunity, and will not do so until it has determined the level of need for such additional financing. There is no assurance that additional capital will be available from any source or, if available, that it can be obtained on terms acceptable to the Company. If not available, the Company's operations will be limited to those that can be financed with its modest capital.

C. Regulations of Penny Stocks. The Company's securities, when available for trading, will be subject to a Securities and Exchange Commission rule that impose special sales practice requirements upon broker-dealers who sell such securities to persons other than established customers or accredited investors. For purpose of the rule, the phrase "accredited investor" means, in general terms, institutions with assets in excess of $5,000,000, or individuals having a net worth in excess of $1,000,000 or having an annual income that exceeds $200,000 (or that, when combined with a spouse's income, exceeds $300,000). For transactions covered by the rule, the broker dealer must make special suitability determination for the purchaser and receive the purchasers written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell the Company's securities and also may affect the ability of purchasers of the Company's securities and also may affect the ability of purchasers of the Company's securities to sell such securities in any market that might develop therefor.

     In addition, the Securities and Exchange Commission has adopted a number of rules to regulate "penny stocks." Such rules include Rule 3a51-1 under the Securities Act of 1933, an Rules 15g-1, 15g-2, 15g-3, 15g-4, 15g-5, 15g-6,
     and 15g-7 under the Securities Exchange Act of 1934, as amended. Because the securities of the Company may constitute "penny stocks" within the meaning of the rules, the rules would apply to the Company and to its securities. The rules may further affect the ability of the Company's shareholders to sell their shares in any public market, which might develop.

     Shareholders should be aware that, according to Securities and Exchange Commission Release No. 34-29093, the market for penny stocks has suffered in recent years form patterns of fraud and abuse. Such patterns include (I) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (iii) "boiler room" practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (iv) excessive and undisclosed bid-ask differential and markups by selling broker-dealers; and (v) the wholesale dumping of the same securities by promoters and broker dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequent investor losses. The Company's management is aware of the abuses that have occurred historically in the penny stock market. Although the Company does not expect to be in a position to dictate the behavior of the market or of broker dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns form being established with respect to the Company's securities.

D. No Operating History. The Company was formed in May 1996, as a blind pool or blank check entity, for the purpose of registering its common stock under the 1934 Act and acquiring a business opportunity. The Company has no operating history, revenues from operations, or assets other than a modest amount of cash from private sales of stock. The Company faces all of the risks of a new business and the special risks inherent in the investigation, acquisition, or involvement in a new business opportunity. The Company must be regarded as a new or "start-up" venture with all of the unforeseen costs, expenses, problems, and difficulties to which such ventures are subject.

E. No Assurance of Success or Profitability. There is no assurance that the Company will acquire a favorable business opportunity. Even if the Company should become involved in a business opportunity, there is no assurance that it will generate revenues or profits, or that the market price of the Company's outstanding shares will be increased thereby.

F. Possible Business - Not Identified and Highly Risky. The Company has not identified and has no commitments to enter into or acquire a specific business opportunity. As a result, it is only able to make general disclosures concerning the risks and hazards of acquiring a business opportunity, rather than providing disclosure with respect to specific risks and hazards relating to a particular business opportunity. As a general matter, prospective investors can expect any potential business opportunity to be quite risky. See Item 1 " Description of Business."

G. Type of Business Acquired. The type of business to be acquired may be one that desires to avoid effecting its own public offering and the acCompanying expense, delays, uncertainties, and federal and state requirements which purport to protect investors. Because of the Company's limited capital, it is more likely than not, that any acquisition by the Company will involve other parties whose primary interest is the acquisition of control of a publicly traded Company. Moreover, any business opportunity acquired may be currently unprofitable or present other negative factors.

H. Impracticability of Exhaustive Investigation. The Company's limited funds and lack of full-time management will make it impracticable to conduct a complete and exhaustive investigation and analysis of a business opportunity before the Company commits its capital or other resources thereto. Management decisions, therefore, will likely be made without detailed feasibility studies, independent analysis, market surveys and the like which, if the Company had more funds available to it, would be desirable. The Company will be particular dependent in making decisions upon information provided by the promoter, owner, sponsor, or other associated with the business opportunity seeking the Company's participation. A significant portion of the Company's available funds may be expended for investigative expenses and other expenses related to preliminary aspects of completing an acquisition transaction, whether or not any business opportunity investigated is eventually acquired.

I. Lack of Diversification. Because of the limited financial resources that the Company has, it is unlikely that the Company will be able to diversify its acquisitions or operations. The Company's probable inability to diversify its activities into more than one area will subject the Company to economic fluctuations within a particular business or industry and therefore increase the risks associated with the Company's operations.

J. Need for Audited Financial Statements. The Company will require audited financial statements from any business that it proposes to acquire. Since the Company will be subject to the reporting provisions of the Securities Exchange Act of 1934 (the "Exchange Act"), it will be required to include audited financial statements in its periodical reports for any existing business it may acquire. In addition, the lack of audited financial statements would prevent the securities of the Company from becoming eligible for listing on NASDAQ, the automated quotation system sponsored by the Association of Securities Dealers, Inc., or on any existing stock exchange. Moreover, the lack of such financial statements is likely to discourage broker-dealers from becoming or continuing to serve as market makers in the securities of the Company. Finally, without audited financial statements, the Company would almost certainly be unable to offer securities under a registration statement pursuant to the Securities Act of 1933, and the ability of the Company to raise capital would be significantly limited. Consequently, acquisitions prospects that do not have, or are unable to provide reasonable assurances that they will be able to obtain, the required audited statements would not be considered by the Company to be appropriate for acquisition.

K. Other Regulation. An acquisition made by the Company may be of a business that is subject to regulation or licensing by federal, state, or local authorities. Compliance with such regulations and licensing can be expected to be a time-consuming, expensive process and may limit other investment opportunities of the Company.

L. Dependence upon Management; Limited Participation of Management. The Company will be entirely dependant upon the experience of its officers and directors in seeking, investigating, and acquiring a business and in making decisions regarding the Company's operations. It is possible that, from time to time, the inability of such persons to devote their full time attention to the business of the Company could result in a delay in progress toward implementing its business plan. See "Management." Because investors will not be able to evaluate the merits of possible future business acquisitions by the Company, they should critically assess the information concerning the Company's officers and directors.

M. Lack of Continuity in Management. The Company does not have an employment agreement with any of its officers or directors, and as a result, there is no assurance that they will continue to manage the Company in the future. In connection with any acquisition of a business opportunity, it is likely the current officers and directors of the Company may resign. A decision to resign will be based upon the identity of the business opportunity and the nature of the transaction, and is likely to occur without the vote or consent of the stockholders of the Company.

N. Indemnification of Officers and Directors. The Company's Articles of Incorporation provide for the indemnification of its, directors, officers, employees, and agents, under certain circumstances, against attorney's fees and other expenses incurred by them in any litigation to which they become a party arising from their association with or activities on behalf of the Company. The Company will also bear the expenses of such litigation for any of its directors, officers, employees, or agents, upon such person's promise to repay the Company therefor if it is ultimately determined that any such person shall not have been entitled to indemnification. This indemnification policy could result in substantial expenditures by the Company, which it will be unable to recoup.

O. Dependence upon Outside Advisors. To supplement the business experience of its officers and directors, the Company may be required to employ accountants, technical experts, appraisers, Attorneys, or other consultants or advisors. The selection of any such advisors will, be made by the Company's officers, without any input from shareholders. Furthermore, it is anticipated that such persons may be engaged on an "as needed" basis without a continuing fiduciary or other obligation to the Company. In the event the officers of the Company consider it necessary to hire outside advisors, they any elect to hire persons who are affiliates, if those affiliates are able to provide the required services.

P. Leveraged Transactions. There is a possibility that any acquisition of a business opportunity by the Company may be leveraged, i.e., the Company may finance the acquisition of the business opportunity by borrowing against the assets of the business opportunity to be acquired, or against the projected future revenues or profits of the business opportunity. This could increase the Company's exposure to larger losses. A business opportunity acquired through a leveraged transaction is profitable only if it generates enough revenues to cover the related debt and expenses. Failure to make payments on the debt incurred to purchase the business opportunity could result in the loss of a portion or all of the assets acquired. There is no assurance that any business opportunity acquired through a leveraged transaction will generate sufficient revenues to cover the related debt and expenses.

Q. Competition. The search for potentially profitable business opportunities is intensely competitive. The Company expects to be at a disadvantage when competing with many firms that have substantially greater financial and management resources and capabilities than the Company. These competitive conditions will exist in any industry in which the Company may become interested.

R. No Foreseeable Dividends. The Company has not paid dividends on its Common Stock and does not anticipate paying such dividends in the foreseeable future.

S. Loss of Control by Present Management and Stockholders. In conjunction with completion of a business acquisition, it is anticipated that the Company will issue an amount of the Company's authorized but unissued Common Stock that represents the greater majority of the voting power and equity of the Company. In conjunction with such a transaction, the Company's current Officers, Directors, and principal shareholders could also sell all, or a portion, of their controlling block of stock to the acquired Company's stockholders. Such a transaction would result in a greatly reduced percentage of ownership of the Company by its current shareholders. As a result, the acquired Company's stockholders would control the Company, and it is likely that they would replace the Company's management with persons who are unknown at this time.

T.   No Public  Market  Exists.  There is  currently  no public  market  for the
     Company's common stock, and no assurance can be given that a market will develop or that a shareholder ever will be able to liquidate his investment without considerable delay, if at all. If a market should develop, the price may be highly volatile. Factors such as those discussed in this "Risk Factors" section may have a significant impact upon the market price of the securities offered hereby. Owing to the low price of the securities, many brokerage firms may not be willing to effect transactions in the securities. Even if a purchasers finds a broker willing to effect a transaction in theses securities, the combination of brokerage commissions, state transfer taxes, if any, and any other selling costs may exceed the selling price. Further, many leading institutions will not permit the use of such securities as collateral for any loans.

U. Rule 144 Sales. All of the presently outstanding shares of Common Stock are "restricted securities" within the meaning of Rule 144 under the Securities Act of 1933, as amended. As restricted shares, these shares may be resold only pursuant to an effective registration statement or under the requirements of Rule 144 or other applicable state securities laws. Rule 144 provides in essence that a person who has held restricted securities for a prescribed period, may under certain conditions, sell every three months, in brokerage transactions, a number of shares that does not exceed the greater of 1.0% of a Company's outstanding common stock or the average weekly trading volume during the four calendar weeks prior to sale. There is no limit on the amount of restricted securities that may be sold by a non-affiliate after, the restricted securities have been held by the owner, for a period of at least two years. A sale under Rule 144 or under any other exemption from the Act, if available, or pursuant to subsequent registrations of common stock of present shareholders, may have a depressive effect upon the price of the Common Stock in any market that may develop. As of the date hereof, all 6,163,500 of the currently outstanding shares of common stock of the Company have been held by the current owners, thereof for a period of more than two years. And accordingly, such shares are currently available for resale in accordance with the provisions of Rule 144.

V. Blue Sky Consideration. Because the securities registered hereunder have not been registered for resale under the Blue-Sky laws of any state. The holders of such shares and persons who desire to purchase them in any trading market that might develop in the future. Should be aware, that there may be significant state Blue-Sky law restrictions upon the ability of investors to sell the securities and of purchasers to purchase the securities. Some jurisdictions may not allow the trading or resale of blind pool or "blank check" securities under any circumstances. Accordingly, investors should consider the secondary market for the Company's securities to be a limited one.

Item 2. Management's Discussion and Analysis or Plan of Operations

Liquidity and Capital Resource

     The Company remains in the development stage and, since inception, has experienced no significant change in liquidity or capital resources or stockholders equity other than the receipt of proceeds in the amount of $______ for its inside capitalization funds. Substantially all of such funds have been used to pay expenses incurred by the Company. Consequently, as of December 31,1999, the Company's balance sheet reflects current and total assets of $_____.

     The Company intends to seek to carry out its plan of business as discussed herein. In order to do so, it will require additional capital to pay ongoing expenses, including particularly legal and accounting fees incurred in conjunction with preparation and filing of this registration statement on form 10-SB, and in conjunction with future compliance with its on-going reporting obligations.

Results of Operations

     During the period from May 6, 1996 (inception) through December 31, 1999, the Company has engaged in no significant operations other than organizational activities, acquisition of capital and preparation for registration of its securities under the Securities Exchange Act of 1934. During this period, the Company received no revenues.

     For the current fiscal year, the Company anticipates incurring a loss as a result of expenses associated with registration and compliance with reporting obligations under the Securities Exchange Act of 1934, and expenses associated with locating and evaluating acquisition candidates. The Company anticipates that until a business combination is completed with an acquisition candidate, it will not generate revenues. The Company may also continue to operate at a loss after completing a business combination, depending upon the performance of the acquired business.

Need for Additional Financing

     The Company's existing capital will not be sufficient to meet the Company's cash needs, including the costs of completing its registration and complying with its continuing reporting obligation under the Securities Exchange Act of 1934. Accordingly, additional capital will be required.

     No commitments to provide additional funds have been made by management or other stockholders, and the Company has no plans, proposals, arrangements or understandings with respect to the sale or issuance of additional securities prior to the location of a merger or acquisition candidate. Accordingly, there can be no assurance that any additional funds will be available to the Company to allow it to cover its expenses. Notwithstanding the forgoing, to the extent that additional funds are required, the Company anticipates receiving such funds in the form of advancements from current shareholders without issuance of additional shares or other securities, or through the private placement of restricted securities rather than through a public offering.

     Regardless of whether the Company's cash assets prove to be inadequate to meet the Company's operational needs, the Company might seek to compensate providers of services by issuance's of stock in lieu of cash. For information as to the Company's policy in regard to payment for consulting services, see "Certain Relationships and Transactions."

     Year 2000 issues are not currently material to the Company's business, operations or financial condition, and the Company does not currently anticipate that it will incur any material expenses to remediate Year 2000 issues it may encounter. However, Year 2000 issues may become material to the Company following its completion of a business combination transaction. In that event, the Company will be required to adopt a plan and a budget for addressing such issues.

Item 3. Description of Property.

     The Company currently maintains a mailing address at 551 5th Ave, Suite 2100, New York, NY 10176. The Company pays no rent for the use of this mailing address. The Company does not believe that it will need to maintain an office at any time in the foreseeable future in order to carry out its plan of operations described herein. The Company's telephone number is 212-972-8570.

Item 4. Security ownership of Certain Beneficial Owners and Management.

     The following table sets forth, as of the date of this Registration Statement, stock ownership of each executive officer and director of RCA Trading, Co. of all executive officers and directors of RCA Trading, Co. as a group, and of each person known by RCA Trading, Co. to be a beneficial owner of 5% or more of its Common Stock. Except as otherwise noted, each person listed below is the sole beneficial owner of the shares and has sole investment and voting power as such shares. No person listed below has any options, warrant or other right to acquire additional securities of RC Holding, except as may be otherwise noted.

                                 Number of Shares            % of Class Owned
  Name and address                    Owned                    Beneficially
-----------------------          ----------------            ----------------
 Thomas Phillips III                1,800,000                       29.2%
 259 Westchester Ave.
 Tuckhoe, NY 10011

 Christian Rama                     1,800,000                       29.2%
 17 Fruitwood Ln.
 Commack, NY 11725

 Jason Rama                         1,800,000                       29.2%
 1330 Harrison Ave.
 Mamaroneck, NY 10543

 Dominick Pope                         10,000                        ***
 195 Tenth Ave.
 New York, NY 10011

 All Directors and                     10,000                        ***
 Executive Officers (1 person)

(1)  Dominick Pope is the President and Director in RCA Trading, Co.

Item 5. Directors, Executive Officers, Promoters, and Control Persons.

     The directors and executive officers serving the Company are as follows:

         Name                         Age               Position Held
         --------------               ---               -------------------
         Dominick Pope                67                President, Director

         James Seaon                  56                Secretary, Director



         The directors named above will serve until the next annual meeting of the Company's stockholders or until their successors are duly elected and have qualified. Directors will be elected for one-year terms at the annual stockholders meeting. Officers will hold their positions at the pleasure of the board of directors, absent any employment agreement, of which none currently exists or is contemplated. There is no arrangement or understanding between any of the directors or officers of the Company and any other person pursuant to which any director or officer was or is to be selected as a director or officer, and there is no arrangement, plan or understanding as to whether non-management shareholders will exercise their voting rights to continue to elect the current directors to the Company's board. There are also no arrangements, agreements or understandings between non-management shareholders and management under which non-management shareholders may directly or indirectly participate in or influence the management of the Company's affairs.

         The directors and officers will devote their time to the Company's affairs on an "as needed" basis, which, depending on the circumstances, could amount to as little as two hours per month, or more than forty hours per month, but more than likely will fall within the range of five to ten hours per month. There are no agreements or understandings for any officer or director to resign at the request of another person, and none of the officers or directors are acting on behalf of, or will act at the direction of, any other person.

Biographical Information

Dominick Pope, 67 years of age. Since 1977, Mr. Pope has served as President of L.J. Loeffler In-House Communications Business, located in New York City. Mr. Pope attended Baruch College. He is the brother of Mark Anthony a registered representative of the Underwriter, Suppes Securities, Inc., who shall resign from Suppes Securities, Inc. as of January 1, 1997.

James H. Season, 56, been treasurer and a director of Insurance Capital Corp. since 1996. He has been a consultant and President of Ambassador Capital Group, Inc, since 1999. From 1996 to 1999, he was Chief Financial Officer and a director of Hungarian broadcasting Corp. From 1995 to 1996, he was a senior financial officer and director (until 1999) of Hungarian Telephone and Cable Corp. From 1993 to 1995, he was Chief Financial Officer and Vice Chairman of Standard Brands Paint Company. Prior to 1993, he held a number of senior financial and investment banking positions including being Managing Director of Chase Manhattan Bank from 1982 to 1986.

Indemnification of Officers and Directors

         As permitted by Florida law, the Company's Articles of Incorporation provide that the Company will indemnify its directors and officers against expenses and liabilities they incur to defend, settle, or satisfy any civil or criminal action brought against them on account of their being, or having been, Company directors or officers unless, in any such action, they are adjudged to have acted with gross negligence or willful misconduct. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, or persons controlling the Company. Pursuant to the foregoing provisions, the Company has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable.

Conflicts of Interest

         None of the officers of the Company will devote more than a portion of his time to the affairs of the Company. There will be occasions when the time requirements of the Company's business conflict with the demands of the officers other business and investment activities. Such conflicts may require that the Company attempt to employ additional personnel. There is no assurance that the services of such persons will be available or that they can be obtained upon terms favorable to the Company.

         The officers, directors and principal shareholders of the Company may actively negotiate for the purchase of a portion of their common stock as a condition to, or in connection with, a proposed merger or acquisition transaction. It is anticipated that a substantial premium may be paid by the purchaser in conjunction with any sale of shares by the Company's officers, directors and principal shareholders made as a condition to, or in connection with, a proposed merger or acquisition transaction. The fact that a substantial premium may be paid to members of Company management to acquire their shares creates a conflict of interest for them and may compromise their state law fiduciary duties to the Company's other shareholders. In making any such sale, members of Company management may consider their own personal pecuniary benefit rather than the best interests of the Company and the Company's other shareholders, and the other shareholders are not expected to be afforded the opportunity to approve or consent to any particular buy-out transaction involving shares held by members of Company management.

Item 6.  Executive Compensation.

         No officer or director has received any compensation from the Company. Until the Company acquires additional capital, it is not anticipated that any officer or director will receive compensation from the Company other than reimbursement for out-of-pocket expenses incurred on behalf of the Company. See "Certain Relationships and Related Transactions." The Company has no stock option, retirement, pension, or profit-sharing programs for the benefit of directors, officers or other employees, but the Board of Directors may recommend adoption of one or more such programs in the future.

Item 7.  Certain Relationship and Related Transactions

         No officer, director, promoter, or affiliate of the Company has or proposes to have any direct or indirect material interest in any asset proposed to be acquired by the Company through security holdings, contracts, options, or otherwise.

         The Company has adopted a policy under which any consulting or finder's fee that may be paid to a third party for consulting services to assist management in evaluating a prospective business opportunity would be paid in stock rather than in cash. Any such issuance of stock would be made on an ad hoc basis. Accordingly, the Company is unable to predict whether, or in what amount, such stock issuance might be made.

         It is not currently anticipated that any salary, consulting fee, or finder's fee shall be paid to any of the Company's directors or executive officers, or to any other affiliate of the Company except as described under "Executive Compensation" above.

         The Company does not maintain an office, but it does maintain a mailing address at 551 5th Ave, Suite 1120, New York, NY 10176, for which it pays no rent, and for which it does not anticipate paying rent in the future. It is likely that the Company will not establish an office until it has completed a business acquisition transaction, but it is not possible to predict what arrangements will actually be made with respect to future office facilities.

         Although management has no current plans to cause the Company to do so, it is possible that the Company may enter into an agreement with an acquisition candidate requiring the sale of all or a portion of the Common Stock held by the Company's current stockholders to the acquisition candidate or principals thereof, or to other individual or business entities, or requiring some other form of payment to the Company's current stockholders, or requiring the future employment of specified officers and payment of salaries to them. It is more likely than not that any sale of securities by the Company's current stockholders to an acquisition candidate would be at a price substantially higher than that originally paid by such stockholders. Any payment to current stockholders in the context of an acquisition involving the Company would be determined entirely by the largely unforeseeable terms of a future agreement with an unidentified business entity.

Item 8.  Description of Securities

Common Stock

         The Company's Articles of incorporation authorize the issuance of 10,000,000 shares of Common Stock. Each record holder of Common Stock is entitled to one vote for each share held on all matters properly submitted to the stockholders for their vote. The Articles of Incorporation do not permit cumulative voting for the election of directors.

         Holders of outstanding shares of Common Stock are entitled to such dividends as may be declared from time to time by the Board of Directors out of legally available funds; and, in the event of liquidation, dissolution or winding up of the affairs of the Company, holders are entitled to receive, ratably, the net assets of the Company available to stockholders after distribution is made to the preferred stockholders, if any, who are given preferred rights upon liquidation. Holders of outstanding shares of Common Stock have no preemptive, conversion or redemptive rights. All of the issued and outstanding shares of Common Stock are, and all unissued shares when offered and sold will be, duly authorized, validly issued, fully paid, and non-assessable. To the extent that additional shares of the Company's Common Stock are issued, the relative interests of then existing stockholders may be diluted.

Transfer Agent

         The Company's Transfer Agent is Manhattan Transfer Registrar Co, 58 Dorchester Rd, Lake Ronkonkoma, NY 11779.

Reports to Stockholders

         The Company plans to furnish it stockholders with an annual report for each fiscal year ending December 31 containing financial statements audited by its independent certified public accountants. In the event the Company enters into a business combination with another Company, it is the present intention of management to continue furnishing annual reports to stockholders. Additionally, the Company may, in its sole discretion, issue unaudited quarterly or other interim reports to its stockholders when it deems appropriate. The Company intends to comply with the periodic reporting requirements of the Securities Exchange Act of 1934.

                                     Part II

Item 1. Market Price and Dividends on the Registrant's Common equity and other Shareholder Matters

         There has been no established public trading market for the Company's securities since its inception on May 6, 1996. As of February 2, 2000, the Company had 38 shareholders of record. No dividends have been paid to date and the Company's Board of directors does not anticipate paying dividends in the foreseeable future.

Item 2.  Legal Proceedings.

         The Company is not a party to any pending legal proceedings, and no such proceedings are known to be contemplated.

         No director, officer or affiliate of the Company, and no owner of record or beneficial owner of more than 5.0% of the securities of the Company, or any associate of any such director, officer or security holder is a party adverse to the Company or has a material interest adverse to the Company in reference to pending litigation.

Item 3.  Changes in and Disagreements with Accountants.

         In July 1998, the Company engaged Stewart Benjamin CPA, PC., 27 Shelter Hill Rd. Plainview, NY, 11803 as its independent auditor to complete audits of its financial statements as of its fiscal years ending December 31, up until December 31, 1999 since inception (May 6, 1996).

Item 4.  Recent sales of Unregistered Securities.

         No shares have been issued in the last two years.

Item 5.  Indemnification of Directors and Officers

         The Articles of Incorporation and the Bylaws of the Company provide that the Company will indemnify its officers and directors for costs and expenses incurred in connection with the defense of actions, suits, or proceedings where the officer or director acted in good faith and in a manner he reasonably believed to be in the Company's best interest and is a party by reason of his status as an officer or director, absent a finding of negligence or misconduct in the performance of duty.

                                    Part F/S

     The Financial Statements of RCA Trading Co. required by regulation S-B commence on page F-1 hereof and are incorporated herein by reference.

                                    Part III

Items 1 & 2       Index to exhibits and description of Exhibits

         2.1      Articles of Incorporation
         2.1a     Amendment to Articles of Incorporation
         2.2      By-Laws

                                   Signatures

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 17, 2000                                      /s/ Dominick Pope
     ------------------------                           ------------------------
                                                        Dominick Pope, President

                                 RCA TRADING CO.
                          (A DEVELOPMENT STAGE COMPANY)

                              FINANCIAL STATEMENTS

                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998
                   AND FOR THE PERIOD MAY 6, 1996 (INCEPTION)
                            THROUGH DECEMBER 31, 1999

                                TABLE OF CONTENTS


                                                                        Page No.

AUDITOR'S REPORT.....................................................     1

FINANCIAL STATEMENTS

     Balance sheets..................................................     2

     Statements of Operations........................................     3

     Statements of Changes in Stockholders' Deficit..................     4

     Statements of Cash Flows........................................     5

     Notes to Financial Statements...................................     6

                               STEWART H. BENJAMIN
                        CERTIFIED PUBLIC ACCOUNTANT, P.C.
                              27 SHELTER HILL ROAD
                               PLAINVIEW, NY 11803
                                   -----------
                            TELEPHONE: (516) 933-9781
                            FACSIMILE: (516) 827-1203

                          INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders
RCA Trading Co.
New York, New York

I have audited the accompanying balance sheets of RCA Trading Co. (a Florida corporation in the development stage) as of December 31, 1999 and 1998, and the related statements of operations, stockholders' deficit, and cash flows for the years then ended and for the period from May 6, 1996 (inception), to December 31, 1999. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RCA Trading Co. as of December 31, 1999 and 1998, and the results of its operations and cash flows for the years then ended and from May 6, 1996 (inception) to December 31, 1999, in conformity with generally accepted accounting principles.

Stewart H. Benjamin
Certified Public Accountant, P.C.

Plainview, New York

May 8, 2000

                                 RCA TRADING CO.
                          (A Development Stage Company)
                                 Balance Sheets

                                     ASSETS

                                                                                          December 31,
                                                                                    1999                1998
                                                                                -------------      --------------
Current assets:
    Cash                                                                      $         1,888     $            107
    Securities available-for-sale  (Note 2)                                             4,680               41,250
                                                                               --------------      ---------------
          Total current assets                                                          6,568               41,357
                                                                               --------------      ---------------

Other assets:  (Note 1)
    Organization costs, net                                                                53                   93
                                                                               --------------      ---------------

                                                                              $         6,621     $         41,450
                                                                               ==============      ===============


                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current liabilities:
   Accrued expenses                                                           $         1,000     $             --
   Due to stockholder  (Note 5)                                                         8,076                1,576
                                                                                -------------       --------------
         Total current liabilities                                                      9,076                1,576
                                                                                -------------       --------------

Stockholders' equity (deficit):  (Note 3)
   Common stock; $.001 par value; authorized -
      10,000,000 shares; issued and outstanding -
      6,422,925 shares in 1999 and 6,163,500 in 1998                                    6,423                6,164
   Additional paid-in capital                                                          47,658               41,587
   Deficit accumulated during the development stage                                   (58,216)             (46,127)
   Unrealized gain on marketable securities                                             1,680               38,250
                                                                               --------------      ---------------
        Total stockholders' equity (deficit)                                           (2,455)              39,874
                                                                               --------------      ---------------


                                                                              $         6,621     $         41,450
                                                                               ==============      ===============

    The accompanying notes are an integral part of the financial statements.

                                 RCA TRADING CO.
                          (A Development Stage Company)
                            Statements of Operations

                                                                                                       May 6, 1996
                                                                                                     (inception) to
                                                                        Year Ended December 31,        December 31,
                                                                   -----------------------------
                                                                       1999             1998              1999
                                                                   ------------     -----------      --------------

Commission income                                                $       27,500   $           --   $      27,500
                                                                  -------------    -------------    ------------

Costs and expenses:
   Amortization                                                  $           40    $          40   $         147
   General and administrative                                            39,549            2,868          85,569
                                                                   ------------     ------------    ------------
                                                                         39,589            2,908          85,716
                                                                   ------------     -------------   ------------

Net loss                                                         $      (12,089)  $       (2,908)  $     (58,216)
                                                                  =============    =============    ============

Loss per common share                                            $         (.00)  $         (.00)
                                                                  =============    =============

Weighted average common shares outstanding                            6,228,356        6,161,352
                                                                  =============    =============




    The accompanying notes are an integral part of the financial statements.

                                 RCA TRADING CO.
                          (A Development Stage Company)
             Statements of Changes in Stockholders' Equity (Deficit)
           For the Period May 6, 1996 (Inception) to December 31, 1999

                                                                                                    Deficit          Unrealized
                                                Common Stock                   Additional         Accumulated          Gain on
                                       ------------------------------------     Paid-in              from            Marketable
                                         Shares             Amount              Capital           Inception          Securities
                                       -----------       -----------         ---------------     ------------       -------------

Balances, May 6, 1996 (inception)              --        $       --        $          --        $         --        $        --

    Sale of common stock                  400,000               400               33,500                  --                 --

    Net loss for the period                                                                          (32,748)
                                       -----------         ---------         ------------         -----------         ----------

Balances, December 31, 1996               400,000               400               33,500             (32,748)                --

    Sale of common stock                5,758,000             5,758                4,842                  --                 --

    Net loss                                                                                         (10,471)
                                       -----------         ---------         ------------         -----------         ----------

Balances, December 31, 1997             6,158,000             6,158               38,342             (43,219)                --

    Sale of common stock                    5,500                 6                3,245                  --                 --

    Change in unrealized gain on
    marketable securities                      --                --                   --                  --             38,250

    Net loss                                                                                          (2,908)
                                       -----------         ---------         ------------         -----------         ----------

Balances, December 31, 1998             6,163,500             6,164               41,587             (46,127)            38,250

    Sale of common stock                  259,425               259                6,071                  --                 --

    Change in unrealized gain on
    marketable securities                      --                --                   --                  --            (36,570)

    Net loss                                                                                         (12,089)
                                       -----------         ---------         ------------         -----------         ----------

Balances, December 31, 1999             6,422,925        $    6,423        $      47,658        $    (58,216)       $     1,680
                                       ===========         =========         ============         ===========         ==========


    The accompanying notes are an integral part of the financial statements.

                                 RCA TRADING CO.
                          (A Development Stage Company)
                            Statements of Cash Flows


                                                                                                    May 6, 1996
                                                                          Year Ended December 31,  (inception) to
                                                                    -----------------------------    December 31,
                                                                       1999             1998              1999
                                                                   ------------     ------------     -------------
Cash flows from operating activities:
   Net loss                                                      $     (12,089)  $       (2,908)   $      (58,216)
   Adjustments to reconcile net loss to net
      cash used in operating activities:
      Amortization                                                          40               40               147
      Common stock issued for services                                      --               --                --
      Changes in assets and liabilities:
       Increase in accrued expenses                                      1,000               --             1,000
       Increase (decrease) in amounts
           due to stockholder                                            6,500           (1,624)            8,076
                                                                   -----------      -----------       -----------
        Net cash used in operating activities                           (4,549)          (4,492)          (48,993)
                                                                   -----------      -----------       -----------

Cash flows from investing activities:
   Organization costs                                                       --               --              (200)
   Investment in marketable securities                                      --               --            (3,000)
                                                                   -----------      -----------       -----------
       Net cash used in investing activities                                --               --            (3,200)
                                                                   -----------      -----------       -----------

Cash flows from financing activities:
   Proceeds from sale of common stock                                    6,330            3,251            54,081
                                                                   -----------      -----------       -----------
       Net cash provided by financing activities                         6,330            3,251            54,081
                                                                   -----------      -----------       -----------

Net increase (decrease) in cash                                          1,781           (1,241)            1,888
Cash at beginning of year                                                  107            1,348                --
                                                                   -----------      -----------       -----------
Cash at end of year                                              $       1,888    $         107     $       1,888
                                                                  ============     ============      ============

Supplemental disclosure of noncash investing
and financing activities:
   Common stock issued for organizational costs                  $          --    $          --     $          --
                                                                  ============     ============      ============
   Common stock issued for services and costs advanced           $          --    $          --     $          --
                                                                  ============     ============      ============
   Change in unrealized gain on securities available-for-sale    $     (36,570)    $     38,250     $       1,680
                                                                  ============      ===========      ============

    The accompanying notes are an integral part of the financial statements.

                                 RCA TRADING CO.
                          (A Development Stage Company)
                          Notes to Financial Statements



Note 1 - Summary of Significant Accounting Policies

Description of Business

The financial statements presented are those of RCA Trading Co., a development stage company (the "Company"). The Company was incorporated under the laws of the State of Florida on May 6, 1996. The Company's activities, to date, have been primarily directed towards the raising of capital.

As shown in the financial statements, as of December 31, 1998, the Company has incurred an accumulated deficit of $58,216. The Company's continued existence is dependent on its ability to generate sufficient cash flow to meet its obligations on a timely basis. Accordingly, the financial statements do not include any adjustments that might be necessary should the Company be unable to continue in existence. The Company has been exploring sources to obtain additional equity or debt financing. The Company has also indicated its intention to participate in one or more as yet unidentified business ventures, which management will select after reviewing the business opportunities for their profit or growth potential.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reporting amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Securities Available-For-Sale

Securities available-for-sale consist of marketable equity securities not classified as trading securities. Securities available-for-sale are stated at fair value, and unrealized holding gains and losses are reported as a separate component of stockholders' equity.

Dividends on marketable equity securities are recognized in income when declared. Realized gains and losses are determined on the basis of the actual cost of the securities sold.

Organization Costs

Organization costs are amortized using the straight-line method over five years.

Fair Value of Financial Instruments

The fair value of the Company's payables due to a stockholder is not practicable to estimate due to the related party nature of the underlying transactions and the indefinite payment terms.

                                 RCA TRADING CO.
                          (A Development Stage Company)
                          Notes to Financial Statements




Income Taxes

Deferred  tax  assets  and   liabilities  are  recognized  for  the  future  tax
consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of operations in the period that includes the enactment date.

Loss Per Common Share

Loss per common share is computed by dividing the net loss by the weighted average shares outstanding during the period.

Note 2 - Securities Available-For-Sale

The unrealized gain and fair value of securities available-for-sale were $1,680 and $4,680 at December 31, 1999. The Company sold no securities during the years ended December 31, 1999 and 1998.

Note 3 - Stockholders' Equity (Deficit)

Common Stock

Since the date of inception, the Company has issued 6,422,925 shares of common stock, 5,410,000 of which were for services and costs advanced, valued at $.001 per share. These shares were issued to officers and consultants of the Company.

Dividends may be paid on outstanding shares as declared by the Board of Directors. Each share of common stock is entitled to one vote.

Note 4 - Income Taxes

There is no provision for income taxes since the Company has incurred net operating losses. At December 31, 1999, the Company has net operating loss carryforwards of $58,216 which may be available to offset future taxable income through 2019.

Note 5 - Related Party Transactions

The Company was indebted to a stockholder for the purchase of marketable equity securities and expenses advanced on behalf of the Company, in the amount of $8,076 at December 31, 1999.

Office facilities are provided to the Company by an officer at no cost.

                                 RCA TRADING CO.
                          (A DEVELOPMENT STAGE COMPANY)

                              FINANCIAL STATEMENTS

               FOR THE THREE MONTHS ENDED MARCH 31, 2000 AND 1999
                   AND FOR THE PERIOD MAY 6, 1996 (INCEPTION)
                             THROUGH MARCH 31, 2000

                                TABLE OF CONTENTS



                                                                        Page No.

ACCOUNTANT'S REPORT...................................................     1

FINANCIAL STATEMENTS

     Balance sheets...................................................     2

     Statements of Operations.........................................     3

     Statements of Changes in Stockholders' Deficit...................     4

     Statements of Cash Flows.........................................     5

     Notes to Financial Statements....................................     6

                               STEWART H. BENJAMIN
                        CERTIFIED PUBLIC ACCOUNTANT, P.C.
                              27 SHELTER HILL ROAD
                               PLAINVIEW, NY 11803
                                    ----------
                            TELEPHONE: (516) 933-9781
                            FACSIMILE: (516) 827-1203

To the Board of Directors and Stockholders
RCA Trading Co.
New York, New York

I have reviewed the accompanying balance sheets of RCA Trading Co. (a Florida corporation in the development stage) as of March 31, 2000 and 1999, and the related statements of operations, stockholders' deficit and cash flows, for the three months then ended and for the period from May 6, 1996 (inception), to March 31, 2000 in accordance with Statements on Standards for Accounting and Review Services, issued by the American Institute of Certified Public
Accountants. All information included in these financial statements is the representation of the management of RCA Trading Co.

A review consists principally of inquiries of Company personnel and analytical procedures applied to financial data. It is substantially less in scope than an audit in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, I do not express such an opinion.

Based on my reviews, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with generally accepted accounting principles.

Stewart H. Benjamin
Certified Public Accountant, P.C.


Plainview, New York
May 10, 2000

                                 RCA TRADING CO.
                          (A Development Stage Company)
                                 Balance Sheets

                                     ASSETS

                                                                                  March 31,       December 31,
                                                                                     2000               1999
                                                                                -------------      ---------
Current assets:
    Cash                                                                      $           634     $          1,888
    Securities available-for-sale  (Note 2)                                             4,500                4,680
                                                                               --------------      ---------------
          Total current assets                                                          5,134                6,568
                                                                               --------------      ---------------

Other assets:  (Note 1)
    Organization costs, net                                                                43                   53
                                                                               --------------      ---------------
                                                                              $         5,177     $          6,621
                                                                               ==============      ===============

                      LIABILITIES AND STOCKHOLDERS' DEFICIT

Current liabilities:
   Accrued expenses                                                           $            --     $          1,000
   Due to stockholder  (Note 5)                                                         8,076                8,076
                                                                               --------------      ---------------
         Total current liabilities                                                      8,076                9,076
                                                                               --------------      ---------------

Stockholders' deficit:  (Note 3)
   Common stock; $.001 par value; authorized -
      10,000,000 shares; issued and outstanding -
      6,422,925 shares                                                                  6,423                6,423
   Additional paid-in capital                                                          47,983               47,658
   Deficit accumulated during the development stage                                   (58,805)             (58,216)
   Unrealized gain on marketable securities                                             1,500                1,680
                                                                              ---------------      ---------------
        Total stockholders' deficit                                                    (2,899)              (2,455)
                                                                              ---------------      ---------------
                                                                              $         5,177     $          6,621
                                                                               ==============      ===============

    The accompanying notes are an integral part of the financial statements.

                                 RCA TRADING CO.
                          (A Development Stage Company)
                            Statements of Operations

                                                                       Three            Three          May 6, 1996
                                                                   Months Ended      Months Ended    (inception) to
                                                                     March 31,         March 31,        March 31,
                                                                      2000              1999              2000
                                                                 ---------------  ---------------   ----------------

Commission income                                                $          --    $          --     $      27,500
                                                                  ------------     ------------      ------------

Costs and expenses:
   Amortization                                                  $          10    $          10     $         157
   General and administrative                                              579           19,310            86,148
                                                                   -----------      -----------      ------------
                                                                           589           19,320            86,305

Net loss                                                         $        (589)   $     (19,320)    $     (58,805)
                                                                  ============     ============      ============

Loss per common share                                            $        (.00)   $        (.00)
                                                                  ============     ============

Weighted average common shares outstanding                           6,422,925        6,163,500
                                                                  ============     ============




    The accompanying notes are an integral part of the financial statements.

                                 RCA TRADING CO.
                          (A Development Stage Company)
                 Statements of Changes in Stockholders' Deficit
            For the Period May 6, 1996 (Inception) to March 31, 2000

                                                                                                    Deficit          Unrealized
                                                Common Stock                   Additional         Accumulated          Gain on
                                       ------------------------------------     Paid-in              from            Marketable
                                         Shares             Amount              Capital           Inception          Securities
                                       -----------       -----------         ---------------     ------------       -------------

Balances, May 6, 1996 (inception)              --        $        --       $             --     $         --        $        --

    Sale of common stock                  400,000                400                 33,500               --                 --

    Net loss for the period                                                                          (32,748)
                                      ------------         ----------        ---------------      -----------         ----------

Balances, December 31, 1996               400,000                400                 33,500          (32,748)                --

    Sale of common stock                5,758,000              5,758                  4,842               --                 --

    Net loss                                                                                         (10,471)
                                      ------------         ----------        ---------------      -----------         ----------

Balances, December 31, 1997             6,158,000              6,158                 38,342          (43,219)                --

    Sale of common stock                    5,500                  6                  3,245               --                 --

    Change in unrealized gain on
    marketable securities                      --                 --                     --               --             38,250

    Net loss                                                                                          (2,908)
                                      ------------         ----------        ---------------      -----------         ----------

Balances, December 31, 1998             6,163,500              6,164                 41,587          (46,127)            38,250

    Sale of common stock                  259,425                259                  6,071               --                 --

    Change in unrealized gain on
    marketable securities                      --                 --                     --               --            (36,570)

    Net loss                                                                                         (12,089)
                                      ------------         ----------        ---------------      -----------         ----------

Balances, December 31, 1999             6,422,925        $     6,423       $         47,658     $    (58,216)       $     1,680

    Common stock subscribed                    --                 --                    325               --                 --

    Change in unrealized gain on
    marketable securities                      --                 --                     --               --               (180)

    Net loss                                                                                            (589)
                                      ------------         ----------        ---------------      -----------         ----------
Balances, March 31, 2000                6,422,925        $     6,423       $         47,983     $    (58,805)       $     1,500
                                      ============         ==========        ===============      ===========         ==========

    The accompanying notes are an integral part of the financial statements.

                                 RCA TRADING CO.
                          (A Development Stage Company)
                            Statements of Cash Flows

                                                                      Three           Three          May 6, 1996
                                                                   Months Ended     Months Ended    (inception) to
                                                                     March 31,       March 31,         March 31,
                                                                      2000             1999              2000
                                                                   ------------     ------------     -------------
Cash flows from operating activities:
   Net loss                                                      $        (589)  $      (19,320)   $      (58,805)
   Adjustments to reconcile net loss to net
      cash provided by (used in) operating activities:
      Amortization                                                          10               10               157
      Common stock issued for services                                      --               --                --
      Changes in assets and liabilities:
       Increase (decrease) in accrued expenses                          (1,000)          13,000                --
       Increase (decrease) in amounts
           due to stockholder                                               --            6,500             8,076
                                                                   -----------     ------------     -------------
       Net cash provided by (used in) operating activities              (1,579)             190           (50,572)
                                                                   -----------     ------------     -------------

Cash flows from investing activities:

   Organization costs                                                       --               --              (200)
   Investment in marketable securities                                      --               --            (3,000)
                                                                   -----------      -----------      ------------
       Net cash used in investing activities                                --               --            (3,200)
                                                                   -----------      -----------      ------------

Cash flows from financing activities:

   Proceeds from common stock subscriptions                                325               --               325
   Proceeds from sale of common stock                                       --               --            54,081
                                                                   -----------      -----------       -----------
       Net cash provided by financing activities                           325               --            54,406
                                                                   -----------      -----------       -----------
Net increase (decrease) in cash                                         (1,254)             190               634
Cash at beginning of period                                              1,888              107                --
                                                                   -----------     ------------      ============

Cash at end of period                                            $         634    $         297     $         634
                                                                  ============     ============      ============

Supplemental disclosure of noncash investing
and financing activities:
   Common stock issued for organizational costs                  $          --    $          --     $          --
                                                                  ============     ============      ============
   Common stock issued for services and costs advanced           $          --    $          --     $          --
                                                                  ============     ============      ============
   Change in unrealized gain on securities available-for-sale    $        (180)   $          --     $       1,500
                                                                  ============     ============      ============

    The accompanying notes are an integral part of the financial statements.

                                 RCA TRADING CO.
                          (A Development Stage Company)
                          Notes to Financial Statements


Note 1 - Summary of Significant Accounting Policies

Description of Business

The financial statements presented are those of RCA Trading Co., a development stage company (the "Company"). The Company was incorporated under the laws of the State of Florida on May 6, 1996. The Company's activities, to date, have been primarily directed towards the raising of capital.

As shown in the financial statements, as of March 31, 2000, the Company has incurred an accumulated deficit of $58,805 and has $634 in cash. The Company's continued existence is dependent on its ability to generate sufficient cash flow to meet its obligations on a timely basis. Accordingly, the financial statements do not include any adjustments that might be necessary should the Company be unable to continue in existence. The Company has been exploring sources to obtain additional equity or debt financing. The Company has also indicated its intention to participate in one or more as yet unidentified business ventures, which management will select after reviewing the business opportunities for their profit or growth potential.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reporting amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Securities Available-For-Sale

Securities available-for-sale consist of marketable equity securities not classified as trading securities. Securities available-for-sale are stated at fair value, and unrealized holding gains and losses are reported as a separate component of stockholders' equity.

Dividends on marketable equity securities are recognized in income when declared. Realized gains and losses are determined on the basis of the actual cost of the securities sold.

Organization Costs

Organization costs are amortized using the straight-line method over five years.

Fair Value of Financial Instruments

The fair value of the Company's payables due to a stockholder is not practicable to estimate due to the related party nature of the underlying transactions and the indefinite payment terms.

                                 RCA TRADING CO.
                          (A Development Stage Company)
                          Notes to Financial Statements


Income Taxes

Deferred  tax  assets  and   liabilities  are  recognized  for  the  future  tax
consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of operations in the period that includes the enactment date.

Loss Per Common Share

Loss per common share is computed by dividing the net loss by the weighted average shares outstanding during the period.

Note 2 - Securities Available-For-Sale

The unrealized gain and fair value of securities available-for-sale were $1,500 and $4,500 at March 31, 2000. The Company sold no securities during the three months ended March 31, 2000 and 1999.

Note 3 - Stockholders' Deficit

Common Stock

Since the date of inception, the Company has issued 6,422,925 shares of common stock, 5,410,000 of which were for services and costs advanced, valued at $.001 per share. These shares were issued to officers and consultants of the Company.

Dividends may be paid on outstanding shares as declared by the Board of Directors. Each share of common stock is entitled to one vote.

Note 4 - Income Taxes

There is no provision for income taxes since the Company has incurred net operating losses. At March 31, 2000, the Company has net operating loss carryforwards of $58,805 which may be available to offset future taxable income through 2020.

Note 5 - Related Party Transactions

The Company was indebted to a stockholder for the purchase of marketable equity securities and expenses advanced on behalf of the Company, in the amount of $8,076 at March 31, 2000.

Office facilities are provided to the Company by an officer at no cost.